Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

EROS INTERNATIONAL PLC (the “Company”)

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of the Company will be held at the registered office of the Company at Fort Anne, Douglas, Isle of Man IM1 5PD, British Isles on December 1, 2016 at 11.00 am GMT for the transaction of the business set out below:

BUSINESS

To consider and, if thought fit, to pass the following resolutions:-

1.	To receive and adopt the Company’s annual report and accounts on Form 20-F for the year ended March 31, 2016, together with the reports of the auditors’ and the directors’ thereon as filed with the U.S. Securities and Exchange Commission.

2.	To reappoint Mr. Dilip Thakkar as a director who is retiring under the provisions of Article 68.1 of the Company’s Articles of Association at the AGM and, being eligible, offers himself for re-election.

3.	To reappoint Mr. Sunil Lulla as a director who is retiring under the provisions of Article 68.1 of the Company’s Articles of Association at the AGM and, being eligible, offers himself for re-election.

4.	To reappoint Ms. Rishika Lulla Singh as a director who is retiring under the provisions of Article 68.1 of the Company’s Articles of Association at the AGM and, being eligible, offers herself for re-election.

5.	To re-appoint Grant Thornton India LLP as auditors for the purposes of undertaking the audit of the Company’s annual report and accounts for the year ending March 31, 2017, in accordance with Public Company Accounting Oversight Board standards, to hold office from the conclusion of the AGM to the conclusion of the next annual general meeting at which the accounts are laid before the Company, at a remuneration to be determined by the Directors of the Company.

October 14, 2016

By order of the Board	Registered Office

Kishore Lulla	Fort Anne
Executive Chairman	Douglas
Isle of Man
IM1 5PD
British Isles
Registered Number 007466V

Notes:

(i)	A member entitled to attend and vote at the AGM convened by this notice is entitled to appoint one or more proxies to attend and, on a poll, to vote in his or her stead. A member may appoint one or more proxies in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

(ii)	In the case of joint holders, the signature of only one of the joint holders is required on the Annual General Meeting Proxy Card. However, if more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders.

(iii)	To appoint a proxy you may use the Annual General Meeting Proxy Card available at www.envisionreports.com/EROS where you can also view all proxy materials. To be valid, the Annual General Meeting Proxy Card, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of the same, must be deposited by 11.00 am GMT on November 29, 2016 at the offices of the Company’s Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, United States of America. The completion and return of the Annual General Meeting Proxy Card will not preclude a member from attending the AGM and voting in person.

(iv)	Pursuant to regulation 22 of the Isle of Man Uncertificated Securities Regulations 2006, the Company has specified that only those holders of the Company’s shares registered on the register of members of the Company as at 11.00 am GMT on November 29, 2016, or, in the event that the AGM is adjourned, on the register of members 48 hours before the time of any adjourned AGM shall be entitled to attend and vote at the AGM in respect of the number of such shares registered in their name at the relevant time. Changes to entries on the register of members after 11.00 am GMT on November 29, 2016 or, in the event that the AGM is adjourned, on the register of members of the Company less than 48 hours before the time of any adjourned AGM, shall be disregarded in determining the rights of any person to attend and vote at the AGM.

(v)	The Directors have fixed the close of business on September 30, 2016, as the record date (the “Record Date”) for the determination of the shareholders who will be given notice of the AGM.

(vi)	As at the Record Date the Company’s issued share capital was comprised of 35,466,500 A ordinary shares and 24,960,654 B ordinary shares. Each A ordinary share carried the right to one vote at the AGM and each B ordinary share carried the right to ten votes at the AGM, therefore, the total number of voting rights in the Company as at the Record Date is 285,073,040.

(vii)	The following documents will available for inspection at the Company’s registered office at Fort Anne, Douglas, Isle of Man, IM1 5PD, British Isles during normal business hours on any weekday (public holidays excepted) from the date of this notice until the date of the AGM and at the AGM for 15 minutes prior to and during the AGM:

(a)	copies of the service contracts and letters of appointment of all directors of the Company; and

(b)	a copy of the Memorandum and Articles of Association of the Company.